Exhibit 14.1

ARCHON CORPORATION

Audit Committee Guidelines

for Pre-Approval of Independent Auditor Services

As Revised December 20, 2006

The Audit Committee (the “Committee”) has adopted the following guidelines regarding the engagement of the Archon Corporation’s (the “Company”) independent auditor to perform services for the Company:

For audit services, the Committee will approve the appointment of the independent auditor in an audit committee meeting. If approved by the Committee, an engagement letter with fee amounts will be formally approved by the Committee, after it has been reviewed by the Chief Financial Officer of the Company, at the next Committee meeting.

For non-audit services, Company management will submit to the Committee for approval (during the first or second fiscal quarter of each year) the list of non-audit services that it recommends the Committee engage the independent auditor to provide for the fiscal year. Company management and the independent auditor will each confirm to the Committee that each non-audit service on the list is permissible under all applicable legal requirements. In addition to the list of planned non-audit services, a budget estimating all non-audit service spending for the fiscal year will be provided. The Committee will approve both the list of permissible non-audit services and the total budget for such services. The Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process.

To ensure prompt handling of unexpected matters, the Committee delegates to the chairperson of the Committee (the “Chair”) the authority to amend or modify the list of approved permissible non-audit services and fees. The Chair will report action taken to the Committee at the next Committee meeting.

The independent auditor must ensure that all audit and non-audit services provided to the Company have been approved by the Committee. The Company’s Chief Financial Officer will be responsible for tracking all independent auditor non-audit fees against the total budget for such services and report at least annually to the Committee. Any proposed services exceeding the maximum level will require specific pre-approval by the Committee or its Chairman.

The pre-approval requirement of non-audit services is subject to waiver pursuant to the de minimus exception set forth in Section 10A of the Securities Exchange Act of 1934, as amended, which requires that following conditions are met: (i) the aggregate amount such non-audit services provided to the Company constitutes not more than five (5) percent of the total amount of revenues paid by the Company to its auditor during the fiscal year in which non-audit service are provided; (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and (iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by the Chair.